Exhibit 99.1

News Release

May 9, 2013

TELUS reports first quarter 2013 results

Strong earnings growth driven by data revenue in wireless and wireline

Quarterly dividend increased to 34 cents per share up 11.5 per cent from year ago

Extending target of semi-annual dividend increases of circa 10 per cent annually to 2016

Announcing up to $500 million share purchase program in 2013 and same target each year to 2016 for a total of up to $2.0 billion

Vancouver, B.C. — TELUS Corporation’s first quarter 2013 revenue increased by nearly five per cent to $2.76 billion from a year earlier while earnings before interest, taxes, depreciation and amortization (EBITDA) increased by more than five per cent to $1.03 billion. Earnings per share (EPS) rose 14 per cent to $0.56, which reflects the mid-April two-for-one stock split.

The increase in consolidated revenue was generated by greater than six per cent growth in wireless revenue and almost three per cent growth in wireline revenue. TELUS continued to attract new wireless customers and increase average revenue per unit (ARPU) from use of more wireless data services and continued focus on higher value postpaid subscribers. Wireline benefited from a nine per cent increase in data revenue generated from the company’s Optik TV and high-speed Internet services. Consolidated EBITDA growth reflects seven per cent higher wireless EBITDA and two per cent higher wireline EBITDA.

TELUS started the year with strong subscriber growth, adding 59,000 postpaid wireless customers, 34,000 TV subscribers and 16,000 high-speed Internet customers, partially offset by losses of prepaid wireless customers, and wired phone lines. TELUS’ total wireless base of 7.7 million is up nearly five per cent year-over-year, the TELUS TV subscriber base of 712,000 is up 29 per cent, and the high-speed Internet connections are up nearly seven per cent to more than 1.3 million.

Free cash flow of $358 million in the first quarter was unchanged from a year ago. Underlying free cash flow, before income taxes, was up strongly by 25 per cent to $506 million, giving the company the ability to invest in the growth of its core operations while returning capital to investors and funding higher income tax payments.

FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	three months ended March 31		per cent
(unaudited)	2013	2012	change
Operating revenues	2,756	2,631	4.8
Operating expenses before depreciation and amortization(1)	1,722	1,650	4.4
EBITDA(1)(2)	1,034	981	5.4
Net income(1)(3)	362	319	13.5
Earnings per share (EPS), basic(1)(3)(4)	0.56	0.49	14.3
Capital expenditures	467	441	5.9
Free cash flow(5)	358	358	—
Free cash flow before income taxes	506	406	24.6
Total customer connections(6)	13.15	12.75	3.1

(1)             Figures for 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011).

(2)             EBITDA does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 11.1 in the accompanying 2013 first quarter Management’s discussion and analysis (MD&A).

(3)             Net income and EPS for the first quarter of 2013 included favourable income tax-related adjustments of $5 million or 1 cent per share compared to $10 million or 2 cents per share a year ago.

(4)             Adjusted for two-for-one stock split effective April 16, 2013.

(5)             Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 11.2 in the accompanying 2013 first quarter MD&A.

(6)             Sum of wireless subscribers, network access lines, total Internet subscribers and TELUS TV subscribers (IPTV and satellite TV).

Darren Entwistle, TELUS President and CEO said “TELUS realised strong first quarter results driven by our company’s revenue and EBITDA growth in both the wireline and wireless segments of our business. Our unwavering focus on investing in broadband data technology and services combined with our unremitting commitment to put our customers first enhances the loyalty of our existing client base, attracts new customers and generates strong bottom line growth. This is evidenced by our 59,000 new postpaid wireless customers, 34,000 new TV clients, 16,000 additional high-speed Internet connections and industry leading postpaid subscriber churn rate of only 1.11 per cent per month. Furthermore, the strength of our earnings per share, up 14 per cent, and free cash flow position are enabling us to proceed with numerous initiatives aimed at continuing to create value for our investors.”

Mr. Entwistle stated, “Building on the momentum generated by our successful two-for-one stock split completed in April, I am pleased to announce four additional shareholder-friendly initiatives. Firstly, we are increasing our quarterly dividend to 34 cents per share, 11.5 per cent higher than the dividend level one year ago. Secondly, we are extending our dividend growth program for an additional three years to 2016, targeting semi-annual increases of circa 10 per cent annually. Thirdly, we are requesting regulatory approval to make a normal course issuer bid to purchase and cancel up to 15 million TELUS shares valued at up to $500 million in 2013. Finally, it is our intention to extend this share purchase program for up to $500 million in each of the next three calendar years for a total of up $2 billion. We see all these initiatives as consistent to our goal of providing superior investment returns to TELUS shareholders.”

John Gossling, TELUS Executive Vice-President and CFO said, “The successful completion of our $1.7 billion debt financing on April 1 of 11 year and 30 year notes, at an attractive average blended coupon rate of 3.7 per cent, demonstrates our excellent access to Canadian and U.S. capital markets. This outcome is something TELUS has earned by maintaining a strong balance sheet and adhering to our financial policies year-after-year. In addition, this financing significantly reduces our refinancing risk with our average term to maturity almost doubling to nine years. With this issue and almost $2 billion of available liquidity, we are well positioned to early redeem this month $700 million of higher cost 2014 debt, participate in the upcoming spectrum auction and to action our $500 million share purchase program in 2013.”

TELUS has reaffirmed its full year 2013 targets on all eight financial metrics announced in mid-February.

This news release contains statements about future events and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2013 annual guidance, CEO three-year goals to 2013 for EPS and free cash flow growth to 2013 excluding spectrum costs, semi-annual dividend increases to 2016, ability to sustain and complete multi-year share purchase programs to 2016), qualifications and risk factors referred to in the attached first quarter Management’s discussion and analysis, in the 2012 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

OPERATING HIGHLIGHTS

TELUS wireless

•                  External wireless revenues increased by $89 million or 6.4 per cent to $1.5 billion in the first quarter of 2013, compared to the same period a year ago. This growth was driven by continued growth in data services and subscribers.

•                  Data revenue increased by $85 million or 17 per cent to $583 million, representing 43 per cent of wireless network revenue in the quarter. Data ARPU increased by $2.79 or 12 per cent to $25.62. These increases were due to continued strong adoption and usage of smartphones and data applications and higher roaming volumes.

•                  Blended ARPU increased by $1.17 or 2.0 per cent to $60.04 as data ARPU growth more than offset a moderating 4.5 per cent voice ARPU decline. This is the tenth consecutive quarter of year-over-year growth in blended ARPU.

•                  Monthly postpaid subscriber churn was 1.11 per cent, down three basis points (bps) from a year ago, while blended churn decreased seven bps to 1.48 per cent. This is the best first quarter blended churn result in six years, reflecting our successful Customers First service approach, investments in retention and lower churn on smartphones.

•                  Postpaid net additions of 59,000 were partially offset by a loss of 26,000 lower ARPU prepaid subscribers for net additions of 33,000 — an increase of 50 per cent from 22,000 a year ago.  Total wireless subscribers were up 4.6 per cent from a year ago to 7.7 million, while the proportion of high-value postpaid subscribers grew to 86 per cent of the base. Smartphone subscribers now represent 68 per cent of our postpaid base, up from 56 per cent a year ago.

•                  Wireless EBITDA of $666 million increased by $46 million or 7.4 per cent over last year due to strong network revenue growth and expense management. The EBITDA margin based on network service revenue increased by 0.5 points to 48.6 per cent.  Wireless simple cash flow (EBITDA less capital expenditures) increased by $63 million to $532 million in the quarter due to higher EBITDA and $17 million lower capital expenditures.

TELUS wireline

•                  External wireline revenues increased by $36 million or 2.9 per cent to $1.3 billion in the first quarter of 2013, when compared with the same period a year ago. This growth was generated by increased data service revenue, partially offset by declines in legacy voice revenues.

•                  Data service and equipment revenues increased by $64 million or 9.1 per cent, due primarily to strong growth in TELUS TV subscribers, high-speed Internet and enhanced data services, combined with TV and high-speed Internet rate increases.

•                  Total TV additions of 34,000 were lower by 10,000 over the same quarter last year, as lower gross additions were partly offset by a lower churn rate. The total TV subscriber base of 712,000 increased by 159,000 or 29 per cent from a year ago.

•                  High-speed Internet net additions of 16,000 were stable year-over-year, and reflect successful promotions and the pull-through effect of Optik TV sales. TELUS’ high-speed subscriber base of 1.3 million is up 85,000 or 6.8 per cent from a year ago.

•                 Total network access lines declined by 4.9 per cent from a year ago to 3.4 million. Residential lines were down 7.2 per cent over last year, reflecting ongoing wireless and Internet substitution and competition. Business lines were down 2.3 per cent over last year, reflecting ongoing price-based competition in the small and medium business market and customer adoption of IP services.

•                  Wireline EBITDA of $368 million increased by $7 million or 1.9 per cent year over year due to improving Optik TV and Internet margins helped by a lower cost of subscriber acquisition and subscriber growth. This is the second consecutive quarter of positive year over year EBITDA growth.

•                  Wireline simple cash flow (EBITDA less capital expenditures) declined by $36 million to $35 million in the quarter due to a $43 million increase in capital expenditures.

CORPORATE AND BUSINESS DEVELOPMENTS

Dividend Declaration — increased to 34 cents per quarter, up 11.5 percent from a year ago

The Board of Directors has declared a quarterly dividend increase of two cents to thirty-four cents ($0.34) Canadian per share on the issued and outstanding common shares of the Company payable on July 2, 2013 to holders of record at the close of business on June 10, 2013.

This new quarterly dividend represents the fifth of six under TELUS’ 2011 dividend growth program announced in May 2011 that targeted semi-annual increases of circa 10 per cent annually. The new dividend represents a 3.5 cent or 11.5 per cent increase from the $0.305 quarterly dividend paid on July 3, 2012.

TELUS extends semi-annual dividend growth program to 2016

TELUS is providing shareholders with additional clarity on our intentions regarding our dividend growth program through to 2016. The Company plans to continue with two dividend increases per year to 2016, normally announced in May and November, and is targeting the increase to also be in the range of circa 10 per cent annually. Notwithstanding this, dividend decisions will continue to be dependent on earnings and free cash flow and subject to the Board’s assessment and determination of our financial situation and outlook on a quarterly basis. There can be no assurance that the Company will maintain its dividend growth program through to 2016.

TELUS to file for $500 million TELUS common share purchase program in 2013 and intends to have multi-year share purchases

The Board of Directors has authorized TELUS to file shortly with the Toronto Stock Exchange (TSX) a request for approval to make a Normal Course Issuer Bid (NCIB). Subject to TSX approval, the NCIB program will enable TELUS to purchase until December 31, 2013 up to a maximum of 15.0 million TELUS common shares or approximately 2.3 per cent of the public float of our common shares, for an aggregate purchase price of up to $500 million. All shares purchased will be cancelled. The Company believes that the proposed purchase of its shares is an attractive investment opportunity and a desirable use of TELUS’ funds to enhance the value of the remaining shares.

In addition, TELUS currently intends to renew its NCIB program in each of the next three years in order to permit purchases for up to $500 million in each calendar year. Future NCIBs will be dependent on earnings and free cash flow, subject to Board assessment and determination, and obtaining regulatory (including TSX) approvals. There cannot be any assurance as to how many shares, if any, will ultimately be acquired by TELUS under any NCIB.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $11 billion of annual revenue and 13.2 million customer connections, including 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 712,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $300 million to charitable and not-for-profit organizations and volunteered 4.8 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of investor webcast call, supplementary financial information and our full 2012 annual report at telus.com/investors.

TELUS’ first quarter 2013 conference call is scheduled for May 9, 2013 at 2 p.m. ET and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on May 9 until June 8 at 1-855-201-2300. Please use reference number 956698# and access code 30599. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within several business days.

TELUS CORPORATION

Management’s discussion and analysis

2013 Q1

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, “we,” “us” or “our” refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, and reserve the right to change, at any time at our sole discretion, our current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2013, as well as risk factors and CEO goals, are described in our 2012 annual report. In addition, see Section 9 of this MD&A. Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense competitive rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; our ability to offer an enhanced customer service experience; subscriber additions and subscriber retention experience for wireless, TELUS TV® and TELUS high-speed Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; wireline network access line losses; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications like Skype; substitution to Wi-Fi services from wireless services; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that challenge wireless network and spectrum capacity, and service levels; reliance on systems and information technology; broadband and wireless technology options, evolution paths and roll-out plans; reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; dependence of rural LTE roll-out strategy on ability to acquire spectrum in the 700 MHz band; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of future decommissioning of iDEN and CDMA wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV technology, which depends on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments in the United States, Europe, emerging markets and elsewhere; future interest rates; and pension investment returns and funding.

•                  Capital expenditure and spectrum licence expenditure levels in 2013 and beyond due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, new IDC initiatives, and Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz band expected in November 2013 and the 2,500-2,690 MHz bands expected in 2014.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain dividend growth program of circa 10% per annum through 2016, which may be affected by factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, our earnings and free cash flow, and capital expenditure and spectrum auction requirements. Quarterly dividend decisions are subject to our Board of Director’s assessment and determination based on the Company’s financial situation and outlook.

•                  Ability to sustain and complete multi-year share purchase programs through 2016 including: receipt of necessary approvals, change in intention to purchase shares, our earnings and free cash flow, change in financial conditions and the assessment and determination of our Board of Directors from time to time.

•                  Regulatory approvals and developments including: future spectrum auctions and rules for the 700 MHz and 2,500-2,690 MHz bands (including the amount and cost of spectrum acquired) or other spectrum purchases; whether application and ongoing enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; increased foreign control of certain AWS wireless entrants; interpretation and application of tower sharing and roaming rules; restrictions on the sale and transfer of new entrant spectrum; as well as risk of significant compliance costs due to non-harmonized rules from consumer protection legislation by several provinces and a new Canadian Radio-television and Telecommunications Commission (CRTC) proceeding to potentially establish a national mandatory code and clarify the terms and conditions of wireless services for consumers.

•                  Human resource matters including employee retention and recruitment.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings net of restructuring costs, such as from our earnings enhancement program to drive improvements in EBITDA of $250 million by 2015, business integrations, business process outsourcing, internal offshoring and reorganizations, procurement initiatives and administrative office consolidation, without losing customer service focus or negatively impacting client care.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; and real estate joint venture development risks.

•                  Tax matters including a general tendency by tax collection authorities to adopt more aggressive auditing practices; possible increases in corporate income tax rates in the future; the Canadian federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, which is expected to increase income tax payments commencing in 2014; costs and complexity of complying with the Province of British Columbia’s reversal of its harmonized sales tax back to a separate provincial sales tax and federal goods and services tax, as well as the Province of Quebec’s sales tax harmonization; and international tax complexity and compliance.

•                  Business continuity events including: human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Acquisitions or divestitures including realizing expected strategic benefits.

•                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the SEC in the United States, including Form 40-F (on EDGAR at sec.gov). For further information, see Section 10: Risks and risk management in the annual 2012 TELUS MD&A.

Management’s discussion and analysis (MD&A)

May 9, 2013

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month period ended March 31, 2013, and should be read together with TELUS’ Condensed interim consolidated financial statements dated March 31, 2013. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements.

The generally accepted accounting principles (GAAP) we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in compliance with Canadian GAAP for publicly accountable enterprises. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. The Condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All amounts are in Canadian dollars unless otherwise specified.

Management’s discussion and analysis contents

Section	Description
1. Introduction	A summary of TELUS’ consolidated results for the first quarter of 2013
2. Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3. Key performance drivers	An outline of our 2013 priorities
4. Capabilities	An update of factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5. Discussion of operations	A discussion of consolidated and segmented operating performance
6. Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the three-month period ended March 31, 2013
7. Liquidity and capital resources	A discussion of operating cash flows, investing and financing activities, as well as liquidity, credit facilities and other disclosures
8. Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and effects of applying amended accounting standards
9. Annual guidance for 2013	Reaffirmed guidance for the full year of 2013
10. Risks and risk management	Risks and uncertainties facing us
11. Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures that we use.

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. We determine whether or not information is material based on whether we believe a reasonable investor’s decision to buy, sell or hold TELUS securities would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Condensed interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

We have issued guidance on, and report on, certain non-GAAP measures used to evaluate the performance of TELUS and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11). The term EBITDA (earnings before interest, income taxes, depreciation and amortization) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). See Section 11.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canada’s economy

We currently estimate economic growth in Canada will be 1.7% in 2013 and 2.5% in 2014 and 2015, based on a composite of estimates from Canadian banks and other sources. The Bank of Canada’s April 2013 Monetary Policy Report projected Canada’s economy will grow at 1.5% in 2013, 2.8% in 2014 and 2.7% in 2015. In addition, Statistics Canada’s Labour Force Survey reported the March 2013 national unemployment rate at 7.2% (7.1% in December 2012; 7.2% in March 2012).

1.3 Consolidated highlights

Share exchange completed

On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement, TELUS Corporation exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. Subsequently, Non-Voting Shares were delisted from the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), and Common Shares (TSX symbol “T”) were listed on the NYSE (symbol “TU”).

Two-for-one stock split

On March 14, 2013, we announced a subdivision of our Common Shares on a two-for-one basis (“two-for-one stock split”). On April 16, 2013, TELUS shareholders received one additional share for each share owned on the record date of April 15, 2013. We believe the stock split should enhance the availability and trading volume of the Common Shares, as well as improve affordability for smaller retail investors. All information pertaining to shares outstanding and per-share amounts reflects retrospective treatment of the stock split.

Share purchase program

On May 8, 2013, our Board of Directors authorized management to file with the Toronto Stock Exchange a request for approval to make a normal course issuer bid (NCIB) for the purchase until December 31, 2013, of up to 15 million Common Shares for a maximum amount of $500 million. We currently intend to renew our NCIB in each year of the next three years in order to permit share purchases for up to $500 million in each such calendar year. There can be no assurance that our proposed NCIB will receive regulatory approval or that we will proceed to purchase the full number of Common Shares authorized under the NCIB, or that we will be in a position to proceed with subsequent NCIBs for the next three years. The NCIBs will be dependent on factors such as our earnings, free cash flow and financial condition, and will be subject to our Board’s assessment and determination from time to time.

Dividend growth program

In May 2011, we announced our intention to target two dividend increases per year through 2013, normally declared in May and November, and our plan for the annual increase to be in the range of circa 10%. We have announced an intention to target ongoing semi-annual dividend increases, with the annual increase in the range of circa 10% through to the end of 2016. Notwithstanding this, dividend decisions will continue to be dependent on earnings and free cash flow and our Board’s assessment and determination of our financial situation and outlook on a quarterly basis. Our long-

term dividend payout ratio guideline is 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain a dividend growth program through 2016.

Application of accounting standard IAS 19 Employee benefits (amended 2011)

We applied the amended standard effective for fiscal 2013 with the required retrospective application to prior periods. Prior period financial statement line items that have been adjusted include Employee benefits expense, Financing costs, Income taxes, Net income and earnings per share. The effects in Net income were exactly offset in Other comprehensive income — Employee defined benefit plans re-measurements. See Section 8.2 for adjustment details.

Highlights

First quarters ended March 31 ($ millions, unless noted otherwise)	2013	2012	Change
Consolidated statements of income
Operating revenues	2,756	2,631	4.8%
Operating income (1)	583	511	14.1%
Income before income taxes	487	425	14.6%
Net income (1)	362	319	13.5%
Net income per equity share (1)(2)(3)
Basic (basic EPS) ($)	0.56	0.49	14.3%
Diluted ($)	0.55	0.49	12.2%
Dividends declared per equity share (2) paid in April ($)	0.32	0.29	10.3%
Basic weighted-average equity shares (2) outstanding (millions)	653	650	0.5%
Consolidated statements of cash flows
Cash provided by operating activities	729	763	(4.5)%
Cash used by investing activities	536	514	4.3%
Capital expenditures (4)	467	441	5.9%
Cash used by financing activities	278	227	22.5%
Other highlights
Subscriber connections (5) (thousands)	13,150	12,749	3.1%
EBITDA (1)(6)	1,034	981	5.4%
EBITDA margin (%) (7)	37.5	37.3	0.2	pts.
Free cash flow (6)	358	358	—
Net debt to EBITDA — excluding restructuring costs (1)(6) (times)	1.7	1.8	(0.1)

Notations used in MD&A: n/a — Not applicable; n/m — Not meaningful; n/r — Not reported; pts. — Percentage points.

(1)         Figures for 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011). See Section 8.2 Accounting policy developments.

(2)         Adjusted for the 2-for-1 stock split effective April 16, 2013.

(3)         Equity shares: Common Shares and Non-Voting Shares.

(4)         Capital expenditures exclude changes in associated non-cash investing working capital, and consequently differ from cash payments for capital assets on the Consolidated statements of cash flows.

(5)         The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems.

(6)         Non-GAAP measures. See Section 11.1 EBITDA, Section 11.2 Free cash flow and Section 11.4 Definitions of liquidity and capital resource measures.

(7)         EBITDA as a percentage of Operating revenues.

Operating highlights

•                  Consolidated Operating revenues increased by $125 million in the first quarter of 2013 when compared to the same period in 2012. Wireless network revenues increased by $83 million driven by growth in subscribers and data usage, while wireline data revenues increased by $64 million due to growth in TV, Internet and business process outsourcing services, net of lower data equipment sales. These increases were partly offset by ongoing declines in legacy wireline voice revenues.

•                  Our subscriber connections increased by 37,000 in the first quarter of 2013, or 401,000 during the 12-month period ended March 31, 2013. The increase over 12 months was composed of 4.6% growth in wireless subscribers, 29% growth in TV subscribers and 5.7% growth in total Internet subscriptions, partly offset by a 4.9% decline in total NALs.

During the first quarter of 2013, we increased our postpaid wireless subscribers by a net 59,000, as compared to 63,000 one year earlier. Our postpaid churn rate was 1.11% per month in the first quarter of 2013, reflecting an improvement of 0.03 percentage points from a year ago.

Wireless monthly blended ARPU was $60.04 in the first quarter of 2013, up $1.17 or 2.0% from one year ago, due to 12% data ARPU growth, partly offset by a 4.5% decline in voice ARPU.

•                  Operating income increased by $72 million in the first quarter of 2013 when compared to the same period in 2012, due to a $53 million increase in EBITDA and a $19 million decrease in total depreciation and amortization expenses.

•                  The increase in EBITDA was composed of $46 million from wireless and $7 million from wireline. The consolidated EBITDA margin increased year over year by 0.2 percentage points to 37.5%.

•                  Income before income taxes increased by $62 million in the first quarter of 2013 when compared to the same period in 2012, mainly due to higher operating income, net of lower interest income and lower foreign exchange gains.

•                  Income taxes increased by $19 million in the first quarter of 2013 when compared to the same period in 2012, mainly due to the increase in pre-tax income. The effective tax rate increased to 25.7% in the first quarter of 2013, as compared to 24.9% in the first quarter of 2012, due to lower tax recoveries for prior years’ income tax issues.

•                  Net income increased by $43 million in the first quarter of 2013 when compared to the same period in 2012.

•                  Basic EPS increased by 7 cents per share in the first quarter of 2013 when compared to the same period in 2012, after adjusting for the stock split.

•                  Dividends declared per equity share: On May 8, 2013, our Board of Directors declared a second quarter dividend of 34 cents per share on the issued and outstanding Common Shares of the Company, payable on July 2, 2013, to shareholders of record at the close of business on June 10, 2013. The second quarter dividend increased by 3.5 cents per share or 11.5% from the 30.5 cent dividend one year earlier, which is consistent with our dividend growth program (see Financing and capital structure management plans in Section 4.3).

Liquidity and capital resource highlights

•                  We had unutilized credit facilities of $1.87 billion at March 31, 2013, and availability of $100 million under our trade receivables securitization program, consistent with our objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Subsequent to the first quarter ended March 31, 2013, on April 1 we issued $1.7 billion of senior unsecured TELUS Corporation Notes in two series. The net proceeds will be used to fund the early redemption on May 15, 2013, of $700 million of Notes one year ahead of their maturity and fund the June 2013 maturity of $300 million of Notes. We expect to use residual proceeds to repay outstanding commercial paper and the remainder will be used for general working capital purposes. The loss on early redemption of Series CF Notes is expected to be approximately $23 million and will be recorded in Financing costs in the second quarter of 2013 (approximately $17 million after tax or three cents per share). These financing activities reduce financing risk by significantly increasing the average term to maturity of our debt to approximately 9 years from 5.2 years. The average interest rate on long-term debt will be reduced by 0.2% as a result of the refinancing.

•                  The Net debt to EBITDA — excluding restructuring costs ratio for the 12-month period ended March 31, 2013, was 1.7 times after retrospective adjustments to EBITDA for IAS 19 (2011). The ratio remains within our long-term target policy range of 1.5 to 2.0 times. The current ratio is unchanged from 1.7 times (adjusted) at December 31, 2012, and down from 1.8 times (adjusted) at March 31, 2012. Our announced second quarter 2013 debt transactions are not expected to significantly affect this ratio.

•                  Cash provided by operating activities decreased by $34 million in the first quarter of 2013 when compared to the same period in 2012. The decrease was mainly due to higher income tax payments and working capital changes, which were partly offset by higher EBITDA and a decrease in contributions to employee defined benefit plans as a result of our lump-sum discretionary contribution in January 2012.

•                  Cash used by investing activities increased by $22 million in the first quarter of 2013 when compared to the same period in 2012, mainly due to higher capital expenditures to support customer growth and construction of IDCs.

•                  Cash used by financing activities increased by $51 million in the first quarter of 2013 when compared to the same period in 2012, primarily due to higher dividend payments and increased debt reduction.

•                  Free cash flow of $358 million was unchanged in the first quarter of 2013 when compared to the same period in 2012. An increase in EBITDA and lower contributions to employee defined benefit plans were offset by higher income tax payments, capital expenditures and restructuring payments. Free cash flow before income tax payments was $506 million in the first quarter of 2013, as compared to $406 million in the first quarter of 2012.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Building national capabilities across data, IP, voice and wireless

In 2013, we continue to invest in wireless capacity and network growth, while investments for urban deployment of 4G LTE are planned to decline, following the roll out of LTE coverage to more than two-thirds of Canada’s population by the end of 2012. We plan to participate in Industry Canada’s auction of 700 MHz spectrum licences scheduled for November 2013. We are continuing our broadband infrastructure expansion and upgrades to support Optik TV and high-speed Internet subscriber growth and faster Internet broadband speeds, including fibre to the home and multi-dwelling units in certain areas. In addition, we plan to open our newest advanced IDC in Kamloops, B.C. in the summer of 2013.

First quarter highlights:

•                  LTE coverage increased to more than 70% of Canada’s population

•                  High-speed broadband coverage, including VDSL2 and ADSL2+, is approaching 2.5 million households across B.C., Alberta and Eastern Quebec

•                  In January, our Rimouski intelligent IDC received Tier III constructed facility certification for reliability and security from the Uptime Institute. The Rimouski IDC had previously received Tier III design certification.

Providing integrated solutions that differentiate TELUS from its competitors

In February 2013, we launched the TELUS Network Experience app — a free mobile application that our customers can download and use to provide real time feedback about wireless service on the TELUS HSPA+ and LTE networks. Customers can easily report network issues such as: dropped calls, failed call attempts, no service, poor voice quality or slow data speeds. We plan to use this feedback to make enhancements to our network and improve the customer experience.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS resources on the core business

Consistent with our corporate priority to elevate TELUS’ leadership position in healthcare information, we completed the acquisition of PS SUITE EMR, the electronic medical record (EMR) business operated by MD Practice Software LP, a member of the MD Physician Services Group (a subsidiary of the Canadian Medical Association). We made this acquisition to expand the reach of TELUS Health in the first line of care, providing EMR solutions to 9,000 Canadian physicians across Canada. This acquisition and previous acquisitions of EMR providers such as Wolf Medical Systems in Western Canada and KinLogix in Quebec, coupled with organic growth, position TELUS Health as a leading EMR provider in Canada. TELUS Health provides solutions to all major stakeholders in the health system, including hospitals, pharmacies, and extended healthcare providers such as physiotherapists and chiropractors.

We acquired Digital WYZDOM Inc. and Digital WYZDOM Forensics Inc. (collectively, Digital WYZDOM), which have specialist capabilities in digital forensics, network security, e-discovery, intellectual property and fraud advisory services that are complementary to our existing security solutions portfolio. This acquisition enables us to offer end-to-end security and forensics services to help customers identify security risks and proactively respond to potential threats. The digital forensics industry is growing rapidly as a result of increased digitization of all aspects of business, government and personal records.

In addition, we acquired another TELUS-branded wireless dealership business with the goal of providing a focused and consistent customer experience.

Focusing relentlessly on the growth markets of data, IP and wireless

Wireless revenues and wireline data revenues were $2,236 million in the first quarter of 2013, up by $153 million or 7.3% from the same period in 2012, while wireline voice and other revenues decreased by $28 million or 5.1% year over year.

Revenues from wireless and data combined now represent 81% of TELUS’ consolidated revenues, as compared to 79% one year ago.

Going to the market as one team under a common brand, executing a single strategy

Our top priority since 2010 and for the foreseeable future is putting Customers First as we strive to consistently deliver exceptional client experiences and win the hearts and minds of Canadians on our journey to become the most recommended company in the markets we serve and a world leader in likelihood to recommend. In 2012, we developed four customer commitments that underpin our internal goals and corporate priorities to serve our customers better:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

3.              Key performance drivers

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic imperatives and address near-term opportunities and challenges. Corporate priorities are key performance drivers that help achieve performance measures quantified in our public financial targets disclosed in our 2012 annual report. See Section 9 of this MD&A for an update regarding our target for basic EPS, which was adjusted for the 2-for-1 stock split.

Corporate priorities for 2013

Deliver on TELUS’ future friendly brand promise by putting customers first and earning our way to industry leadership in “likelihood to recommend” from our clients

Further strengthen our operational efficiency and effectiveness, thereby fuelling our capacity to invest for future growth

Continue to foster our culture for sustained competitive advantage

Increase our competitive advantage through technology leadership across cohesive broadband networks, Internet data centres, information technology and client applications

Drive TELUS’ leadership position in its chosen business and public sector markets through an intense focus on high-quality execution and economics

Elevate TELUS’ leadership position in healthcare information by leveraging technology to deliver better health outcomes for Canadians.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Our principal markets and an overview of competition were described in Section 4.1 of our annual 2012 MD&A.

4.2 Operational resources

Our operational resources were described in Section 4.2 of our annual 2012 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

Our capital structure financial policies were described in Section 4.3 of our annual 2012 MD&A and are disclosed in Note 3 of the Condensed interim consolidated financial statements. On May 8, 2013, our Board of Directors authorized management to file with the Toronto Stock Exchange a request for approval to make a normal course issuer bid for the purchase until December 31, 2013, of up to 15 million Common Shares for a maximum amount of $500 million. See Section 1.3 for additional details.

Report on 2013 financing and capital structure management plans

Pay dividends to the holders of TELUS equity shares

On May 8, 2013, the Board of Directors declared a second quarter dividend of 34 cents per share on the issued and outstanding Common Shares of the Company, payable on July 2, 2013, to shareholders of record at the close of business on June 10, 2013.

This second quarter dividend reflects an increase of 3.5 cents or 11.5% from the 30.5 cent dividend one year earlier, consistent with our May 2011 announced intention to target two dividend increases per year through 2013, normally declared in May and November, and our plan for the annual increase to be in the range of circa 10%.

Furthermore, we announced an intention to target ongoing semi-annual dividend increases, with the annual increase in the range of circa 10% through to the end of 2016. Notwithstanding this, dividend decisions will continue to be subject to our Board’s assessment and determination of our financial situation and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain a dividend growth program through 2016.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Cash provided by operating activities exceeded the use of cash for investing activities by $193 million in the first quarter of 2013.

We reduced outstanding commercial paper by $71 million in the first quarter of 2013.

Proceeds from securitized trade receivables were unchanged at $400 million at March 31, 2013.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — We had unutilized credit facilities of $1.87 billion at March 31, 2013, as well as $100 million of additional availability under the trade receivables securitization program. See Section 7.5.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.7 times at March 31, 2013. See Section 7.4.

Dividend payout ratio guideline of 65 to 75% of sustainable net earnings on a prospective basis — See Section 7.4.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At May 9, 2013, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

Our operating segments and reportable segments are wireless and wireline. Segmented information in Note 5 of the Condensed interim consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision maker).

5.2 Summary of quarterly results and trends

Summary of quarterly results

($ in millions, except per share amounts)	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Operating revenues	2,756	2,851	2,774	2,665	2,631	2,690	2,622	2,554
Operating expenses
Goods and services purchased	1,154	1,330	1,222	1,152	1,116	1,316	1,178	1,134
Employee benefits expense (1)	568	603	562	543	534	528	504	498
Depreciation and amortization	451	478	461	456	470	481	443	442
	2,173	2,411	2,245	2,151	2,120	2,325	2,125	2,074
Operating income (1)	583	440	529	514	511	365	497	480
Financing costs (1)	96	96	96	96	86	89	93	95
Income before income taxes	487	344	433	418	425	276	404	385
Income taxes (1)	125	81	110	119	106	61	100	82
Net income (1)	362	263	323	299	319	215	304	303
Net income attributable to equity shares (1)(2)	362	263	323	299	319	224	303	300
Net Income per equity share
– Basic (1)(2)	0.56	0.40	0.49	0.46	0.49	0.34	0.47	0.46
– Diluted (1)(2)	0.55	0.40	0.49	0.46	0.49	0.34	0.47	0.46
Dividends declared per equity share (2)(3)	0.32	0.32	0.305	—	0.595	0.29	0.275	0.275
Additional information
EBITDA (1)(4)	1,034	918	990	970	981	846	940	922
Restructuring costs included in EBITDA and Operating income	11	19	3	13	13	16	3	12

(1)         Periods in 2012 and 2011 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011). See Section 8.2 Accounting policy developments.

(2)         Adjusted for the 2-for-1 stock split effective April 16, 2013.

(3)         Dividends declared per share in 2012 Q1 include the first quarter dividend of $0.29 paid April 2, 2012, and the second quarter dividend of $0.305 paid July 3, 2012.

(4)         EBITDA is a non-GAAP measure, which is equivalent to Operating income before depreciation and amortization expenses. See description in Section 11.1 EBITDA.

Trends

The consolidated revenue trend principally reflects: year-over-year growth in wireless network revenue generated from a growing subscriber base and higher ARPU; wireless equipment revenue that has generally increased year-over-year; and year-over-year growth in wireline data revenues driven by TV, Internet and business process outsourcing services, which exceeds the decline in legacy wireline voice and other revenues.

Increasing wireless network revenue reflects growing data revenue (17% year-over-year growth in the first quarter of 2013), partly offset by a slight decline in voice revenue (down by 0.3% year-over-year in the first quarter of 2013). Data growth reflects increased use of data plans and increased data consumption driven by increasing smartphone adoption, as well as increased roaming revenues. Consequently, blended ARPU has increased year over year for 10 consecutive quarters. Some moderation in the data ARPU growth trend results from competitive pressures driving bigger included-data buckets in rate plans and an increasing number of unlimited messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. Voice ARPU declines have slowed in recent quarters; the moderation includes the effect of subscribers adopting new bundled and promotional rate plans with higher included minutes.

Historically, there has been significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also typically be more pronounced around iconic device launches. Wireless EBITDA typically decreases in the fourth quarter from heightened competitive intensity. Subscriber additions have typically been lowest in the first quarter. Historically, wireless ARPU has risen sequentially in the second and third quarters due to increased vacation season usage and roaming, and declined sequentially in the fourth and first quarters.

The increasing wireline revenue trend reflects data revenue growth resulting from the continuing expansion of the TELUS TV subscriber base (up 29% in the 12-month period ended March 31, 2013) and rate increases, as well as growth in enhanced data, Internet and business process outsourcing services. Growth in Internet revenues includes expansion of the TELUS high-speed Internet subscriber base (up 6.8% in the 12-month period ended March 31, 2013) as a result of bundling offers with Optik TV and rate increases. A general trend of declining wireline voice revenues and NALs is due to substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. The general trend for business NALs is a decline due to increased competition in the small and medium business (SMB) market, as well as conversion of voice lines to IP services.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, as well as third and fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expenses includes compensation increases; increased full-time equivalent (FTE) staff resulting from acquisitions and targeted hiring to support TV, business and wireless growth; and increased employee-related restructuring costs in 2012.

The sequential decrease in depreciation and amortization in the first quarter of 2013 resulted from minor adjustments from our continuing program of asset life studies and lower retirements. Depreciation and amortization expenses in the fourth quarter of 2011 included a $19 million write-down of assets in a foreign operation that were held for sale at December 31, 2011.

Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income. Notably, interest income from the settlement of prior years’ income tax-related matters was $4 million in the first quarter of 2013, as compared to $10 million in the first quarter of 2012.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

($ in millions)	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Net income impact	5	10	3	(11)	10	10	—	11

5.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

First quarters ended March 31 ($ millions)	2013	2012	Change
Service	2,582	2,443	5.7%
Equipment	161	176	(8.5)%
Service and equipment revenues	2,743	2,619	4.7%
Other operating income	13	12	8.3%
	2,756	2,631	4.8%

Consolidated Operating revenues increased by $125 million in the first quarter of 2013 when compared to the same period in 2012, including a $124 million increase in Service and equipment revenues.

•                 Service revenue increased year over year by $139 million in the first quarter of 2013, mainly due to increases in wireless network revenues and wireline data service revenues, which were partly offset by a decline in wireline voice revenues.

•                  Equipment revenue decreased year over year by $15 million in the first quarter of 2013. Wireline equipment revenue decreased by $19 million year over year, primarily due to lower fiscal year-end spending by governments, while wireless equipment revenues increased by $4 million year over year resulting from higher subscriber acquisition and retention volumes and a higher proportion of more expensive smartphones in the sales mix.

•                  Other operating income increased year over year by $1 million in the first quarter of 2013, mainly due to an increase in the amount recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Operating expenses

First quarters ended March 31 ($ millions)	2013	2012	Change
Goods and services purchased	1,154	1,116	3.4%
Employee benefits expense	568	534	6.4%
Depreciation	347	343	1.2%
Amortization of intangible assets	104	127	(18.1)%
	2,173	2,120	2.5%

Operating expenses increased by $53 million in the first quarter of 2013 when compared to the same period in 2012.

•                  Goods and services purchased increased year over year by $38 million in the first quarter of 2013, principally due to increased costs to acquire and retain wireless subscribers and support growth in the wireless subscriber base, as well as increased programming costs for TV services, net of lower cost of goods sold associated with a decrease in wireline equipment sales.

•                  Employee benefits expense increased year over year by $34 million in the first quarter of 2013, mainly due to higher compensation and benefit costs, an increase in the number of full-time equivalent employees to provide customer service and technical support, and acquisitions in the fourth quarter of 2012 to expand business process outsourcing services for business customers.

•                  Depreciation increased year over year by $4 million in the first quarter of 2013 due to growth in capital assets (such as TV-related assets and the wireless LTE network), partly offset by minor adjustments resulting from our continuing program of asset life studies.

•                  Amortization of intangible assets decreased year over year by $23 million in the first quarter of 2013, mainly due to prior year write-downs and adjustments resulting from our continuing program of asset life studies, as well as increases in fully amortized software assets.

Operating income

First quarters ended March 31 ($ millions)	2013	2012	Change
Operating income	583	511	14.1%

Operating income increased by $72 million in the first quarter of 2013 when compared to the same period in 2012, due to a $46 million increase in wireless EBITDA (see Section 5.4), a $7 million increase in wireline EBITDA (see Section 5.5), and the net $19 million decrease in depreciation and amortization expenses discussed above.

Financing costs

First quarters ended March 31 ($ millions)	2013	2012	Change
Interest expenses	89	89	—
Employee defined benefit plans net interest	13	11	18.2%
Interest income and foreign exchange gains	(6)	(14)	57.1%
	96	86	11.6%

Financing costs increased by $10 million in the first quarter of 2013.

•                  Interest expenses were unchanged year over year as the effect of a lower average debt balance was offset by a higher blended interest rate. The increase in the blended interest rate was mainly due to our December 2012 ten-year Note issue and year-over-year decrease in outstanding low-cost commercial paper.

•                  Employee defined benefit plans net interest expense was slightly higher year over year as an increase in the aggregate plan deficit was largely offset by the decrease in the discount rate.

•                  Interest income and foreign exchange gains includes interest income recognized for the settlement of prior years’ income tax-related matters of $4 million in the first quarter of 2013 and $10 million in the first quarter of 2012. Foreign exchange gains were $2 million in the first quarter of 2013 as compared to $4 million in the same period of 2012.

In May 2013, we expect to record a loss on debt redemption of approximately $23 million before income taxes, as a result of our announced early redemption of series CF Notes. We expect to use proceeds from $1.7 billion of Notes issued in April 2013 to finance this early redemption and Notes maturing in June 2013. We expect to use residual proceeds to repay outstanding commercial paper and the remainder will be used for general working capital purposes. For additional details on our second quarter financing activities, see Long-term debt in Section 7.3.

Income taxes

First quarters ended March 31 ($ millions, except income tax rates)	2013	2012	Change
Basic blended tax at weighted average statutory income tax rates	125	109	14.7%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ income tax issues	(1)	(3)	—
Other	1	—	—
	125	106	17.9%
Blended statutory tax rates (%)	25.7	25.7	—
Effective tax rates (%)	25.7	24.9	0.8	pts.

Income taxes increased by $19 million in the first quarter of 2013 when compared to the same period in 2012, due to a 15% increase in pre-tax income. The effective tax rate increased year over year due to lower tax recoveries for prior years’ income tax issues.

Comprehensive income

First quarters ended March 31 ($ millions)	2013	2012	Change
Net income (1)	362	319	13.5%
Other comprehensive income (loss):
Items that may be subsequently reclassified to income	3	(3)	n/m
Item never subsequently reclassified to income (1)	168	185	(9.2)%
	533	501	6.4%

(1)         Figures for 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011). See Section 8.2 Accounting policy developments.

Comprehensive income increased by $32 million in the first quarter of 2013 when compared to the same period in 2012, including a $43 million increase in Net income. Other comprehensive income includes:

•                  Items that may be subsequently reclassified to income, which are composed of changes in unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

•                  The Item never subsequently reclassified to income, which is employee defined benefit plans re-measurements.

5.4 Wireless segment

Wireless segment revenues increased by $91 million in the first quarter of 2013 when compared to the first quarter of 2012.

Operating revenues — wireless segment

First quarters ended March 31 ($ millions)	2013	2012	Change
Voice	788	790	(0.3)%
Data	583	498	17.1%
Network revenue	1,371	1,288	6.4%
Equipment and other	101	95	6.3%
External operating revenues	1,472	1,383	6.4%
Intersegment revenue	12	10	20.0%
Total operating revenues	1,484	1,393	6.5%
Data revenue to network revenue (%)	43	39	4	pts.

Network revenue increased by $83 million in the first quarter of 2013 when compared to the same period in 2012.

•                  Voice revenue decreased year over year by $2 million in the first quarter of 2013 due to the ongoing, but moderating trend of declining voice ARPU. Voice ARPU was $34.42 in the first quarter of 2013, down $1.62 or 4.5% from the first quarter of 2012. The decrease in voice ARPU was due to an increasing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, increased use of included-minute plans for both local and long distance calling, lower voice roaming prices, and an increased penetration of the lower ARPU Koodo® brand, partly offset by increased roaming volumes and rate increases for out-of-bucket minutes.

•                  Data revenue increased year over year by $85 million in the first quarter of 2013, reflecting subscriber growth and increased usage facilitated by high smartphone adoption rates, as well as continued growth in data roaming revenues due to increased volumes and expanding coverage of our LTE network launched in February 2012. Data ARPU was $25.62 in the first quarter of 2013, up $2.79 or 12% from the same period in 2012.

•                  Blended ARPU of $60.04 in the first quarter of 2013 reflects a year over year increase of $1.17 or 2.0% due to increasing data usage and roaming, partly offset by declining voice ARPU. Blended ARPU has increased year over year for 10 consecutive quarters.

•                  Gross subscriber additions were 374,000 in the first quarter of 2013, up by 11,000 from the first quarter of 2012 resulting from successful advertising and promotions in an intensely competitive environment in the first quarter of 2013. Postpaid gross additions were 260,000 in the first quarter of 2013, up by 3,000 year over year. Prepaid gross additions were 114,000 in the first quarter of 2013, up by 8,000 year over year, mainly due to loadings on Koodo brand prepaid services that were introduced in August 2012.

•                  Net subscriber additions were 33,000 in the first quarter of 2013, or an increase of 11,000 from the first quarter of 2012.

Postpaid net additions were 59,000 in the first quarter of 2013, reflecting a decrease of 4,000 from the first quarter of 2012. The decrease in postpaid net additions was due to higher absolute churn resulting from the larger postpaid subscriber base, even though we experienced higher gross additions and a 0.03 percentage point improvement in the churn rate year over year.

Net losses of prepaid subscribers were 26,000 in the first quarter of 2013, reflecting an improvement of 15,000 when compared to the first quarter of 2012, primarily due to new subscribers attracted to Koodo brand prepaid services. Combined prepaid losses reflect heightened competitive intensity from lower-value rate plans.

•                  The blended monthly wireless subscriber churn rate was 1.48% in the first quarter of 2013, down from 1.55% in the same period in 2012, and is the lowest first quarter churn rate since 2007. The decrease in blended churn was attributed to our continued focus on the customer experience, including the elimination of activation and renewal fees, and a greater percentage of postpaid clients in our subscriber base. The postpaid churn rate improved year over year by 0.03 percentage points to 1.11%.

•                  The smartphone adoption rate remained strong at 70% of postpaid gross additions in the first quarter of 2013 (68% in the first quarter of 2012). Smartphone subscribers represented 68% of the postpaid subscriber base at March 31, 2013, as compared to 56% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Equipment and other revenues increased by $6 million in the first quarter of 2013 when compared to the same period in 2012. This was mainly due to an increase in equipment revenues from higher acquisition and retention volumes, as well as a higher proportion of more expensive smartphones in the sales mix, partly offset by our elimination of activation and renewal fees in the fourth quarter of 2012.

Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

At March 31	2013	2012	Change
Subscribers (000s)
Postpaid	6,603	6,193	6.6%
Prepaid	1,100	1,169	(5.9)%
Total	7,703	7,362	4.6%
Postpaid proportion of subscriber base (%)	85.7	84.1	1.6	pts.
HSPA+ population coverage (1) (millions)	34.3	33.8	1.5%
LTE population coverage (1) (millions)	24.7	n/r	n/m

Wireless operating indicators

First quarters ended March 31	2013	2012	Change
Subscriber gross additions (000s)
Postpaid	260	257	1.2%
Prepaid	114	106	7.5%
Total	374	363	3.0%
Subscriber net additions (000s)
Postpaid	59	63	(6.3)%
Prepaid	(26)	(41)	36.6%
Total	33	22	50.0%
ARPU (2) ($)
Voice	34.42	36.04	(4.5)%
Data	25.62	22.83	12.2%
Blended	60.04	58.87	2.0%
Churn, per month (2) (%)
Blended	1.48	1.55	(0.07	)pts.
Postpaid	1.11	1.14	(0.03	)pts.
COA (3) per gross subscriber addition (2) ($)	369	362	1.9%
Retention spend to network revenue (2) (%)	10.9	10.7	0.2	pts.

(1)         Including network access agreements.

(2)         See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(3)         Cost of acquisition.

Operating expenses — wireless segment

First quarters ended March 31 ($ millions)	2013	2012	Change
Equipment sales expenses	282	262	7.6%
Network operating expenses	173	172	0.6%
Marketing expenses	90	87	3.4%
General and administration (G&A) expenses:
Employee benefits expense	157	147	6.8%
Other	116	105	10.5%
Total operating expenses	818	773	5.8%

Wireless segment expenses increased by $45 million in the first quarter of 2013 when compared to the same period in 2012.

Equipment sales expenses increased year over year by $20 million in the first quarter of 2013, due to higher acquisition and retention volumes, as well as an increase in the proportion of smartphones sold to new subscribers and existing clients.

•                  Retention costs as a percentage of network revenue were 10.9% in the first quarter of 2013, reflecting an increase of 0.2 percentage points from the first quarter of 2012. The increase was primarily due to higher retention volumes and higher per-unit subsidy costs as a larger number of clients migrated to more costly smartphones.

•                  COA per gross subscriber addition was $369 in the first quarter of 2013, up by $7 from the same period in 2012 due to higher per-unit subsidy costs driven by a higher smartphone mix, higher advertising and promotions expenses, as well as higher commissions to support an increasing number of higher-value smartphone devices.

Network operating expenses increased year over year by $1 million in the first quarter of 2013, as growth in roaming volumes and some increases in operating costs associated with LTE and HSPA network expansion were largely offset by reduced roaming rates and lower negotiated revenue-share and licensing costs.

Marketing expenses increased year over year by $3 million in the first quarter of 2013, primarily due to increased advertising and promotions expenses associated with higher acquisition volumes.

Total G&A expenses increased year over year by $21 million in the first quarter of 2013, including:

•                  A $10 million increase in Employee benefits expense, resulting from increases in compensation and benefit costs, as well as an increase in the number of full-time equivalent employees to provide customer service and technical support for a growing subscriber base and greater smartphone adoption, partly offset by a decrease in employee-related restructuring costs.

•                  An $11 million increase in Other G&A expenses resulting from higher external labour costs and higher administrative costs to support the growing subscriber base, as well as a small increase in restructuring costs associated with real estate consolidation.

EBITDA — wireless segment

First quarters ended March 31 ($ millions, except margins)	2013	2012	Change
EBITDA	666	620	7.4%
Restructuring costs included in EBITDA	4	4	—
EBITDA to network revenue (%)	48.6	48.1	0.5	pts.
EBITDA margin (%)	44.9	44.5	0.4	pts.

Wireless EBITDA increased by $46 million in the first quarter of 2013 when compared to the same period in 2012. The increase reflects network revenue growth and increased flow through of network revenue to EBITDA, despite higher acquisition, retention and administrative costs.

5.5 Wireline segment

Total wireline segment revenues increased by $36 million in the first quarter of 2013 when compared to the first quarter of 2012.

Operating revenues — wireline segment

First quarters ended March 31 ($ millions)	2013	2012	Change
Data service and equipment	764	700	9.1%
Voice local service	340	359	(5.3)%
Voice long distance service	101	110	(8.2)%
Other service and equipment	66	67	(1.5)%
Service and equipment revenues	1,271	1,236	2.8%
Other operating income	13	12	8.3%
External operating revenues	1,284	1,248	2.9%
Intersegment revenue	41	41	—%
Total operating revenues	1,325	1,289	2.8%

Service and equipment revenues increased by $35 million in the first quarter of 2013 when compared to the first quarter of 2012.

•                  Data service and equipment revenues increased year over year by $64 million in the first quarter, primarily due to: (i) growth in TV revenues resulting from rate increases for basic TV and theme packs, and continued subscriber growth; (ii) increased Internet and enhanced data service revenues due to rate increases, business service growth and steady growth in high-speed Internet subscribers; and (iii) growth in business process outsourcing services provided to business customers. These increases were partly offset by a year-over-year decline in data equipment sales mainly due to lower fiscal year-end spending by governments, as well as lower basic data service revenues.

Wireline operating indicators

At March 31 (000s)	2013	2012	Change
Subscribers
High-speed Internet	1,342	1,257	6.8%
TELUS TV	712	553	28.8%

First quarters ended March 31 (000s)	2013	2012	Change
Subscriber net additions
High-speed Internet	16	16	—
TELUS TV	34	44	(22.7)%

Net additions of high-speed Internet subscribers were flat compared to the prior period as significantly lower churn rates, due in part to the pull-through effect of bundle offers that enable TELUS to win and retain subscribers, were offset by lower growth in new high-speed customers. Net additions of TV subscribers decreased year over year due to lower growth in new TV subscribers, partly offset by significantly lower churn rates compared to the prior year period.

•                  Voice local service revenue decreased year over year by $19 million in the first quarter of 2013. The ongoing decline in revenues from basic access and enhanced calling features resulted from technological substitution to wireless and Internet-based services and competition for subscribers, moderated by certain rate increases for basic access and calling features.

Wireline operating indicators

At March 31 (000s)	2013	2012	Change
Network access lines (NALs)
Residential	1,733	1,868	(7.2)%
Business	1,630	1,668	(2.3)%
Total	3,363	3,536	(4.9)%

First quarters ended March 31 (000s)	2013	2012	Change
Net NAL losses
Residential	(34)	(47)	27.7%
Business	(9)	(10)	10.0%
Total	(43)	(57)	24.6%

Net losses of residential NALs moderated in the first quarter of 2013 when compared to the same period in 2012, largely due to prior year heavily discounted promotions of cable-TV operator Shaw Communications in B.C. and Alberta. Business NAL losses continue to reflect technological substitution and increased competition in the small and medium business sector.

•                  Voice long distance service revenue decreased year over year by $9 million in the first quarter of 2013, due to ongoing technological substitution to wireless and Internet-based services, competition and losses of local subscribers, partly offset by certain per-minute rate increases in the first quarter of 2013.

•                  Other service and equipment revenue decreased year over year by $1 million in the first quarter of 2013. Higher joint-use facility rental revenue was offset by lower sales of voice equipment.

Other operating income increased by $1 million year over year in the first quarter of 2013, mainly due to an increase in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment

First quarters ended March 31 ($ millions)	2013	2012	Change
Goods and services purchased	546	541	0.9%
Employee benefits expense	411	387	6.2%
Total operating expenses	957	928	3.1%

Total wireline operating expenses increased by $29 million in the first quarter of 2013 when compared to the same period in 2012.

Goods and services purchased increased year over year by $5 million in the first quarter of 2013, mainly due to increased programming costs for TV services and higher advertising and promotion costs supporting Optik services, partly offset by lower cost of goods sold associated with lower equipment sales.

Employee benefits expense increased year over year by $24 million in the first quarter of 2013 due to higher compensation and benefit costs, an increase in full-time equivalent staff for client care supporting TV and Internet services, and acquisitions in the fourth quarter of 2012 to expand business process outsourcing services for business customers.

EBITDA — wireline segment

First quarters ended March 31 ($ millions, except margins)	2013	2012	Change
EBITDA	368	361	1.9%
Restructuring costs included in EBITDA	7	9	(22.2)%
EBITDA margin (%)	27.8	28.0	(0.2	)pts.

The wireline segment EBITDA increased by $7 million in the first quarter of 2013 when compared to the same period in 2012. This resulted from improving high-speed Internet and Optik TV margins due to price increases and subscriber growth. The EBITDA margin decreased slightly year over year, as declines in higher margin legacy voice services offset the growth in lower margin data services such as high-speed Internet and Optik TV.

6.              Changes in financial position

Financial position at:	March 31,	Dec. 31,
($ in millions)	2013	2012	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	22	107	(85)	(79)%	See Section 7: Liquidity and capital resources
Accounts receivable	1,510	1,541	(31)	(2)%	Reflects a decrease in wireless receivables, mainly due to a seasonal decrease in ARPU, net of an increase in days outstanding in wireline receivables
Income and other taxes receivable	27	25	2	8%	Primarily interest accrued during the first quarter
Inventories	301	350	(49)	(14)%	Primarily a decrease in wireless handsets and accessories, due to a decrease in units on hand
Prepaid expenses	257	178	79	44%	Includes prepayment of statutory employee benefits, wireless licence fees and maintenance contracts, net of amortization, as well as a decrease in prepaid amounts for the Kamloops IDC
Derivative assets	15	9	6	67%	Fair value adjustments to restricted share units and other operational hedges.
Current liabilities
Short-term borrowings	405	402	3	1%

Amounts in both periods are composed of $400 million received by TELUS from an arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.6), and minor amounts drawn on credit facilities

Accounts payable and accrued liabilities	1,423	1,511	(88)	(6)%

Includes a decrease in payroll and employee-related liabilities due to payment of variable pay for 2012, net of accrued payroll liabilities, as well as a decrease in payables for wireless inventories, net of an increase in interest payable

Income and other taxes payable	386	102	284	n/m	Income tax expense for the first quarter in excess of instalments paid
Dividends payable	209	208	1	—%	Reflects a small increase in shares outstanding
Advance billings and customer deposits	720	703	17	2%	Includes an increase in advance billings to wireline business customers
Provisions	45	49	(4)	(8)%	Restructuring payments exceeded restructuring costs in the period
Current maturities of long-term debt	474	545	(71)	(13)%	Reflects a $71 million decrease in commercial paper.
Working capital(1)	(1,530)	(1,310)	(220)	(17)%	Includes an increase in income and other taxes payable, net of a decrease in commercial paper.

(1)         Current assets subtracting Current liabilities.

Financial position at:	March 31,	Dec. 31,
($ in millions)	2013	2012	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	8,199	8,165	34	—%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	6,178	6,181	(3)	—%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization of intangible assets in Section 5.3. Included in the balances of both periods are spectrum licences of $4,876 million

Goodwill, net	3,723	3,702	21	1%	The increase results from three small acquisitions
Real estate joint venture	11	11	—	—%	TELUS Garden. See Transactions between related parties in Section 7.10
Other long-term assets	133	118	15	13%	Includes a receivable from the TELUS Garden real estate joint venture
Investments	57	58	(1)	(2)%	Fair value adjustments for available-for-sale financial assets, net of an increase for a new investment.
Non-current liabilities
Provisions	225	222	3	1%	Mainly interest accretion on asset retirement obligations
Long-term debt	5,713	5,711	2	—%	—
Other long-term liabilities	1,472	1,682	(210)	(12)%	Primarily a decrease in pension and post-retirement liabilities resulting from returns on plan assets and funding
Deferred income taxes	1,366	1,624	(258)	(16)%

Includes a deferred income tax recovery for the current period arising from reversal of temporary differences, partly offset by deferred tax relating to unrealized gains and losses on derivatives and return on pension plan assets.

Owners’ equity
Common equity	7,995	7,686	309	4%	Principally Net income of $362 million and Other comprehensive income of $171 million, net of dividend declarations of $209 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

Cash flows

First quarters ended March 31 ($ millions)	2013	2012	Change
Cash provided by operating activities	729	763	(4.5)%
Less:
Cash used by investing activities	536	514	4.3%
Cash used by financing activities	278	227	22.5%
Increase (decrease) in cash and temporary investments, net	(85)	22	—
Cash and temporary investments, net, beginning of period	107	46	—
Cash and temporary investments, net, end of period	22	68	(67.6)%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $34 million in the first quarter of 2013, when compared to the same period in 2012.

Analysis of changes in cash provided by operating activities

($ millions)
Cash provided by operating activities, three-month period ended March 31, 2012	763
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	53
Lower employer contributions to defined benefit plans, net of employee defined benefits plans expense	79
Higher restructuring disbursements net of restructuring costs	(8)
Lower interest paid	4
Lower interest received from the settlement of prior years’ income tax-related matters	(6)
(Higher) income taxes paid net of recoveries received	(100)
Other working capital changes	(56)
Cash provided by operating activities, three-month period ended March 31, 2013	729

•                  Employer contributions to defined benefit plans, net of employee defined benefits plans expense, decreased year over year mainly due to our discretionary contribution of $100 million made in January 2012.

•                  Income taxes paid net of recoveries received increased year over year in the first quarter of 2013, mainly due to a larger final payment in respect of preceding year income taxes, increased instalment payments based on higher pre-tax earnings, and a recovery included in the comparative period.

•                  Other working capital changes include a $34 million decrease resulting from lower inventory reductions in the first quarter of 2013 when compared to the first quarter of 2012.

7.2 Cash used by investing activities

Cash used by investing activities increased by $22 million in the first quarter of 2013, when compared to the same period in 2012.

•                  In the first quarter of 2013, we made three business acquisitions and related investments totalling $26 million to complement our existing lines of business (first quarter of 2012 — $30 million).

•                  In the first quarter of 2013, our advances and contributions to the TELUS Garden real estate joint venture were $4 million (first quarter of 2012 — $15 million).

•                  Payment timing differences in respect of capital assets resulted in higher cash outflows of $24 million in the first quarter of 2013 when compared to the same period in 2012.

•                  Total capital expenditures increased by $26 million in the first quarter of 2013 when compared to the first quarter of 2012, while the capital intensity level was 17% of revenues in both periods.

Capital expenditures

First quarters ended March 31 ($ millions, except capital intensity)	2013	2012	Change
Capital expenditures (1)
Wireless segment	134	151	(11.3)%
Wireline segment	333	290	14.8%
	467	441	5.9%
EBITDA less capital expenditures (2)	567	540	5.0%
Capital intensity (3) (%)	17	17	—

(1)              Capital expenditures do not include changes in associated non-cash investing working capital, and therefore differ from Cash payments for capital assets, as presented on the Condensed interim consolidated statements of cash flows. See Note 24(b) of the Condensed interim consolidated financial statements.

(2)              See calculation and description in Section 11.1 EBITDA.

(3)              Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

•                  Wireless capital expenditures decreased year over year by $17 million in the first quarter of 2013. The decrease was mainly due to accelerated prior year expenditures to build and expand our 4G LTE network, on which service was launched in 14 metropolitan areas in February 2012. Partly offsetting this were increased expenditures to enhance coverage, capacity and common network components of our LTE and HSPA+ networks, as well as increased investments in IDCs. Consequently, wireless capital intensity was 9% in the first quarter of 2013, down from 11% in the same period in 2012.

Wireless cash flow (EBITDA less capital expenditures) was $532 million in the first quarter of 2013 as compared to $469 million in the first quarter of 2012, reflecting an increase of $63 million or 13%.

•                  Wireline capital expenditures increased year over year by $43 million in the first quarter of 2013, mainly due to higher expenditures supporting business service growth and construction of our Kamloops IDC. We plan to open the Kamloops IDC in the summer of 2013. In addition, we continue to invest in our broadband infrastructure to support TV and high-speed Internet subscriber growth and faster Internet broadband speeds. Wireline capital intensity was 25% in the first quarter of 2013, as compared to 22% in the same period in 2012.

Wireline cash flow (EBITDA less capital expenditures) was $35 million in the first quarter of 2013 as compared to $71 million in the same period in 2012, reflecting a decrease of $36 million or 51%.

7.3 Cash used by financing activities

Cash used by financing activities increased by $51 million in the first quarter of 2013, when compared to the same period in 2012. The changes include:

Dividends paid to the holders of equity shares

Cash dividends paid to the holders of TELUS shares were $208 million in the first quarter of 2013 and $188 million in the first quarter of 2012. The $20 million increase resulted from higher dividend rates, as well as a slightly higher number of shares outstanding.

Short-term borrowing

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.6 Sale of trade receivables). These proceeds were unchanged at $400 million in the first quarters of 2013 and 2012. Changes in short-term borrowings in the first quarter of 2013 and 2012 were small amounts drawn on bank credit facilities.

Long-term debt

Net repayments of $71 million in the first quarter of 2013 were a reduction in commercial paper to a balance of $174 million at March 31, 2013. In comparison, net repayments of $42 million in the first quarter of 2012 were composed of the March repayment of $300 million of matured 4.5% Notes and a $258 million increase in commercial paper.

No amounts were drawn against our five-year credit facility in the first quarter of 2013 or 2012. Our commercial paper program provides low cost funds and is fully backstopped by this five-year committed credit facility (see Section 7.5 Credit facilities).

Subsequent to the first quarter ended March 31, 2013, on April 1 we issued $1.7 billion of senior unsecured TELUS Corporation Notes in two series: $1.1 billion of 11-year 3.35% Series CK Notes and $600 million of 30-year 4.40% Series CL Notes. These Notes may be redeemed in whole at any time, or in part from time to time, and contain certain change of control provisions. The net proceeds of these issues will be used to fund the early redemption on May 15, 2013, of $700 million of 4.95% Series CF Notes one year ahead of their maturity and fund the June 2013 maturity of $300 million of 5.00% Series CB Notes. We expect to use residual proceeds to repay outstanding commercial paper and the remainder will be used for general working capital purposes. The loss on early redemption of Series CF Notes, expected to be approximately $23 million (approximately $17 million after tax), will be recorded in Financing costs in the second quarter of 2013. The effect of the financing includes reducing financing risk by significantly increasing the average term to maturity of our debt to approximately 9 years from 5.2 years. TELUS’ average interest rate on long-term debt will be reduced by 0.2% as a result of the refinancing.

7.4 Liquidity and capital resource measures

Net debt at March 31, 2013, decreased by $303 million when compared to one year earlier, mainly due to an $850 million decrease in commercial paper, partly offset by our $500 million, 10-year Note issue in December 2012 and a decrease in cash. Fixed rate debt as a proportion of total indebtedness was 91% at March 31, 2013, up from 80% one year earlier due to lower utilization of commercial paper and our 10-year Note issue in December 2012.

The Net debt to EBITDA — excluding restructuring costs ratio was 1.7 times at March 31, 2013, down 0.1 times from one year earlier due to the reduction in net debt and increase in EBITDA — excluding restructuring costs.

Total capitalization — book value at March 31, 2013, increased by $28 million from one year earlier, primarily due to a $328 million increase in retained earnings, offset by lower net debt.

Liquidity and capital resource measures

As at, or 12-month periods ended, March 31	2013	2012	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	6,595	6,898	(303)
Total capitalization — book value	14,547	14,519	28
EBITDA — excluding restructuring costs (2)	3,958	3,733	225
Net interest cost	340	348	(8)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	91	80	11	pts.
Average term to maturity of debt (years)	5.2	5.7	(0.5)
Net debt to total capitalization (1) (%)	45.3	47.5	(2.2	)pts.
Net debt to EBITDA — excluding restructuring costs (1)(2)	1.7	1.8	(0.1)
Coverage ratios (1) (times)
Earnings coverage (2)	5.8	5.1	0.7
EBITDA — excluding restructuring costs interest coverage (2)	11.6	10.7	0.9
Other 12-month trailing measures
Free cash flow (3) ($ millions)	1,331	1,193	138
Dividend payout ratio of adjusted net earnings (1)(2) (%)	68	68	—
Dividend payout ratio (1)(2) (%)	67	66	1	pt.

(1)              See Section 11.4 Definitions of liquidity and capital resource measures.

(2)              Figures for 2012 reflect retrospective application of IAS 19 (2011).

(3)              See Section 11.2 Free cash flow for the definition.

Earnings coverage for the 12-month period ended March 31, 2013, was 5.8 times, up from 5.1 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.5 and lower borrowing costs increased the ratio by 0.2.

The EBITDA — excluding restructuring costs interest coverage ratio for the 12-month period ended March 31, 2013, was 11.6 times, up from 10.7 times one year earlier. An increase in EBITDA before restructuring costs increased the ratio by 0.7 and lower net interest costs increased the ratio by 0.2.

Free cash flow for the 12-month period ended March 31, 2013, increased by $138 million or 12% from the 12-month period ended March 31, 2012. The increase was mainly due to growth in EBITDA, lower discretionary contributions to employee defined benefit plans and lower interest payments, which were partly offset by higher capital expenditures and increased income tax instalment payments (net of refunds received).

TELUS long-term financial policies and guidelines

Our strategy is to maintain the financial policies and guidelines set out below. We believe that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio was 1.7 times at March 31, 2013, down from 1.8 times one year earlier and unchanged from December 31, 2012.

•                  Dividend payout ratio target guideline of 65 to 75% of sustainable net earnings on a prospective basis

The payout ratio is seen as appropriate to our current plans for earnings, cash flow and capital investments.

7.5 Credit facilities

We have a $2 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that expires on November 3, 2016. The credit facility is used for general corporate purposes including the backstop of commercial paper.

At March 31, 2013, we had available liquidity of $1.87 billion from unutilized credit facilities. We also had $100 million available under our trade receivables securitization program (see Section 7.6). This is consistent with our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at March 31, 2013

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility(1)	November 3, 2016	2,000	—	—	(174)	1,826
Other bank facilities	—	169	(5)	(120)	—	44
Total	—	2,169	(5)	(120)	(174)	1,870

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.7 to 1 at March 31, 2013) and not permit our consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 11.6 to 1 at March 31, 2013) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements, as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific TELUS credit rating.

7.6 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The agreement is in effect until August 1, 2014, and available liquidity was $100 million at March 31, 2013.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of May 9, 2013.

7.7 Credit ratings

There were no changes to our investment grade credit ratings as of May 9, 2013.

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, and the nature of risks that they may be subject to, were described in Section 7.8 of our annual 2012 MD&A.

Liquidity risk

We have access to a shelf prospectus in effect until November 2013, under which, after reflecting our April 2013 issuances of Series CK Notes and Series CL Notes, we can offer $300 million of debt or equity securities. We intend to renew the shelf prospectus in the foreseeable future.

Commitments and contingent liabilities

Contractual obligations

Effective in the second quarter of 2013, we expect to significantly extend the average term to maturity of our long-term debt through a series of debt transactions, including the issue of 11-year and 30-year Notes in April, early redemption in May of Notes that would have matured in May 2014, and repayment of Notes maturing in June 2013 (see Section 7.3).

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against TELUS. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Section 10.9 Litigation and legal matters of our annual 2012 MD&A and in Note 22 of the Condensed interim consolidated financial statements dated March 31, 2013.

7.9 Outstanding share information

The number of Common Shares outstanding at March 31, 2013, shown in the following table, reflects the 2-for-1 stock split effective April 16, 2013.

Outstanding Common Shares

(millions)
Outstanding at March 31, 2013	327
Effect of the stock split	327
Outstanding at March 31, 2013, after giving effect to the stock split	654	(1)
Options outstanding at March 31, 2013 (2)	10.5

(1)         For the purposes of calculating diluted earnings per share, the number of shares was 656 million in the first quarter of 2013.

(2)         Approximately 5.4 million were exercisable.

The following changes to the Notice of Articles and the Articles of the Company will take effect upon receipt of shareholder approval at the annual and special meeting on May 9, 2013:

•                  Our Non-Voting Shares are eliminated from the authorized share structure of the Company and the maximum number of Common Shares that we are authorized to issue is increased from one billion to two billion;

•                  Our Articles are amended to eliminate the Non-Voting Shares. Further changes modernize the Articles, address statutory and regulatory changes since the Articles were last amended in 2005 and reflect best practice.

7.10 Transactions between related parties

Investments in significant controlled entities

At March 31, 2013, TELUS Corporation ultimately controlled 100% of the equity of TELUS Communications Inc., which in turn ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2012.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel in the first quarter of 2013 and 2012 were $10 million and $8 million, respectively. See Note 23(b) of the Condensed interim consolidated financial statements for additional detail.

Transactions with real estate joint venture (TELUS Garden)

In the first quarter of 2013, we had transactions with the real estate joint venture, which is a related party, as set out in Note 17 of the Condensed interim consolidated financial statements. Commitments and contingent liabilities for the real estate joint venture include construction-related contractual commitments through to 2015 (approximately $145 million at March 31, 2013), a 20-year operating lease commitment commencing in 2015 and construction credit facilities ($413 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender).

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of our annual 2012 MD&A. The preparation of financial statements in conformity with IFRS-IASB requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments

Revenue from contracts with customers: In November 2011, a revised exposure draft was issued. We are currently assessing the impacts of the draft proposals contained within the revised exposure draft, but if the finalized revenue standard were to largely reflect the draft proposals, we currently would expect to be materially affected by its application.

IAS 19 Employee benefits (amended 2011): We applied the amended standard effective for fiscal 2013 with the required retrospective application to prior periods, as illustrated in the following table. The effects in Net income were exactly offset in Other comprehensive income (Employee defined benefit plans re-measurements), with no change to Comprehensive income. See Note 2(a) of the Condensed interim consolidated financial statements.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2013, have no effect on our financial performance.

Effects of retrospective application of IAS 19 (2011)

($ in millions, except per share amounts)	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Employee benefits expense (as previously reported)	574	534	515	506	500	476	470	447
Amended IAS 19 effects	29	28	28	28	28	28	28	29
Employee benefits expense (as currently reported)	603	562	543	534	528	504	498	476
Operating income (as previously reported)	469	557	542	539	393	525	508	542
Amended IAS 19 effects	(29)	(28)	(28)	(28)	(28)	(28)	(28)	(29)
Operating income (as currently reported)	440	529	514	511	365	497	480	513
Financing costs (as previously reported)	86	86	85	75	87	92	94	104
Amended IAS 19 effects	10	10	11	11	2	1	1	2
Financing costs (as currently reported)	96	96	96	86	89	93	95	106
Income taxes (as previously reported)	92	120	129	116	69	107	90	110
Amended IAS 19 effects	(11)	(10)	(10)	(10)	(8)	(7)	(8)	(7)
Income taxes (as currently reported)	81	110	119	106	61	100	82	103
Net income (as previously reported)	291	351	328	348	237	326	324	328
Amended IAS 19 effects	(28)	(28)	(29)	(29)	(22)	(22)	(21)	(24)
Net income (as currently reported)	263	323	299	319	215	304	303	304
Net income attributable to equity shares
– As previously reported	291	351	328	348	246	325	321	327
– Amended IAS 19 effects	(28)	(28)	(29)	(29)	(22)	(22)	(21)	(24)
– As currently reported	263	323	299	319	224	303	300	303
Net Income per equity share (1) (as previously reported)
– Basic	0.45	0.54	0.50	0.54	0.38	0.50	0.49	0.50
– Diluted	0.44	0.54	0.50	0.53	0.38	0.50	0.49	0.50
Amended IAS 19 effects per share
– Basic	(0.05)	(0.05)	(0.04)	(0.05)	(0.04)	(0.03)	(0.03)	(0.03)
– Diluted	(0.04)	(0.05)	(0.04)	(0.04)	(0.04)	(0.03)	(0.03)	(0.04)
Net Income per equity share (as currently reported)
– Basic	0.40	0.49	0.46	0.49	0.34	0.47	0.46	0.47
– Diluted	0.40	0.49	0.46	0.49	0.34	0.47	0.46	0.46
EBITDA (2) (as previously reported)	947	1,018	998	1,009	874	968	950	986
Amended IAS 19 effects	(29)	(28)	(28)	(28)	(28)	(28)	(28)	(29)
EBITDA (as currently reported)	918	990	970	981	846	940	922	957
Wireless EBITDA (as previously reported)	569	640	636	622	500	570	565	551
Amended IAS 19 effects	(3)	(2)	(2)	(2)	(2)	(2)	(2)	(3)
Wireless EBITDA (as currently reported)	566	638	634	620	498	568	563	548
Wireline EBITDA (as previously reported)	378	378	362	387	374	398	385	435
Amended IAS 19 effects	(26)	(26)	(26)	(26)	(26)	(26)	(26)	(26)
Wireline EBITDA (as currently reported)	352	352	336	361	348	372	359	409

(1)         Adjusted for the 2-for-1 stock split effective April 16, 2013.

(2)         A non-GAAP measure. See description in Section 11.1 EBITDA.

9.              Annual guidance for 2013

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We have reaffirmed our full-year 2013 targets announced in our 2012 fourth quarter results news release and accompanying investor conference call and webcast on February 15, 2013, and as disclosed in Section 1.5 of the annual 2012 MD&A along with our key assumptions. Our target for basic earnings per share has been adjusted for the 2-for-1 stock split to a range of $1.90 to $2.10 (pre-adjustment: $3.80 to $4.20). In addition, our financial objectives, policies and guidelines include generally maintaining a minimum of $1 billion of unutilized liquidity, a Net debt to EBITDA — excluding restructuring costs ratio in the range of 1.5 to 2.0 times, and a dividend payout ratio guideline of 65 to 75% of sustainable earnings on a prospective basis.

10.       Risks and risk management

Our principal risks and uncertainties that could affect our future business results and our associated risk mitigation activities were described in our annual 2012 MD&A.

11.       Definitions and reconciliations

11.1 EBITDA (earnings before interest, income taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and for our two segments. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

In October 2008, the CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

EBITDA reconciliation

First quarters ended March 31 ($ millions)	2013	2012
Net income	362	319
Financing costs	96	86
Income taxes	125	106
Depreciation	347	343
Amortization of intangible assets	104	127
Impairment losses (reversals) for capital assets	—	—
EBITDA (standardized EBITDA in CICA guideline)	1,034	981

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

($ millions)	2013	2012
EBITDA	1,034	981
Capital expenditures	(467)	(441)
EBITDA less capital expenditures	567	540

11.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and should not be considered an alternative to the measures in the Consolidated statements of cash flows. We report free cash flow because it is a key measure that we use to evaluate performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that the free cash flow we report may not be comparable to the free cash flow reported by other companies, and it differs from standardized free cash flow defined by the CICA’s Canadian Performance Reporting Board. Our definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, purchases of spectrum licences, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

First quarters ended March 31 ($ millions)	2013	2012
EBITDA (see Section 11.1)	1,034	981
Add back equity losses related to the TELUS Garden residential real estate partnership	—	1
Deduct interest income recorded in Other operating income	—	—
Restructuring (disbursements) net of restructuring costs	(6)	2
Items from the Consolidated statements of cash flows
Share-based compensation	12	7
Net employee defined benefit plans expense	26	27
Employer contributions to employee defined benefit plans	(36)	(116)
Interest paid	(58)	(62)
Interest received	1	7
Capital expenditures	(467)	(441)
Free cash flow before income taxes	506	406
Income taxes refunded (paid), net	(148)	(48)
Free cash flow	358	358

In October 2008, the Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of an entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles our definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

First quarters ended March 31 ($ millions)	2013	2012
Cash provided by operating activities	729	763
Deduct stipulated dividends	n/a	n/a
Deduct capital expenditures	(467)	(441)
Proceeds from disposition of capital assets	—	4
Standardized free cash flow (CICA guideline)	262	326
Deduct proceeds from disposition of capital assets	—	(4)
Adjustments to reconcile to cash provided by operating activities	96	36
Free cash flow	358	358

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless telecommunications entity.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of device subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

Twelve-month periods ended March 31 ($ millions, except ratio)	2013	2012
Net income attributable to equity shares	1,247	1,146
Income taxes	435	349
Borrowing costs (Interest on long-term debt + Interest on short-term borrowings and other)	349	368
Numerator	2,031	1,863
Denominator — Borrowing costs	349	368
Ratio (times)	5.8	5.1

The following measures do not have any standardized meaning prescribed by IFRS-IASB and may not be comparable to similar measures presented by other issuers.

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, losses on redemption of long-term debt, the impacts of a net-cash settlement feature from 2007 to 2012, and items adjusted for in EBITDA. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis.

Calculation of Dividend payout ratios

Twelve-month periods ended March 31 ($)	2013	2012
Dividend payout ratio:
Numerator — Annualized first quarter dividend declared per equity share (1)	1.28	1.16
Denominator — Net income per equity share (1)	1.91	1.76
Ratio (%)	67	66
Dividend payout ratio of adjusted net earnings:
Numerator ($ millions, from above)	1.28	1.16
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,247	1,146
Deduct net after-tax gain (add back net equity loss) related to the TELUS Garden residential real estate partnership	(7)	1
Deduct net favourable income tax-related adjustments	(7)	(31)
Net-cash settlement feature	(2)	(8)
	1,231	1,108
Denominator — Adjusted net earnings per share (1)	1.89	1.71
Adjusted ratio (%)	68	68

(1)         Reflects the 2-for-1 stock split effective April 16, 2013.

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 11.1), adding back restructuring costs of $46 million and $44 million, respectively, for the 12-month trailing periods ended March 31, 2013 and 2012. This measure is used in the calculation of Net debt to EBITDA - excluding restructuring costs and EBITDA - excluding restructuring costs interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt — The nearest IFRS measure to net debt is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (see Net debt to EBITDA — excluding restructuring costs). We believe that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and when applicable in previous years, it incorporated exchange rate impacts of cross-currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

At March 31 ($ millions)	2013	2012
Long-term debt including current portion	6,187	6,533
Debt issuance costs netted against long-term debt	25	26
Cash and temporary investments	(22)	(68)
Short-term borrowings	405	407
Net debt	6,595	6,898

Net debt to EBITDA — excluding restructuring costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. Our long-term guideline range for this ratio is from 1.5 to 2.0 times, which is substantially the same as the Leverage Ratio covenant in our credit facilities.

Net debt to total capitalization is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost is defined as Financing costs, excluding employee defined benefit plans net interest and gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Any losses recorded on the redemption of debt are included in net interest cost.

Total capitalization — book value is defined and calculated as follows.

Calculation of total capitalization

At March 31 ($ millions)	2013	2012
Net debt	6,595	6,898
Owners’ equity	7,995	7,629
Deduct Accumulated other comprehensive income	(43)	(8)
Total capitalization — book value	14,547	14,519

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months
Periods ended March 31 (millions except per share amounts)	2013	2012
		(adjusted)
OPERATING REVENUES
Service	$2,582	$2,443
Equipment	161	176
	2,743	2,619
Other operating income	13	12
	2,756	2,631
OPERATING EXPENSES
Goods and services purchased	1,154	1,116
Employee benefits expense	568	534
Depreciation	347	343
Amortization of intangible assets	104	127
	2,173	2,120
OPERATING INCOME	583	511
Financing costs	96	86
INCOME BEFORE INCOME TAXES	487	425
Income taxes	125	106
NET INCOME	362	319
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	2	(2)
Change in unrealized fair value of available-for-sale financial assets	(1)	—
	3	(3)
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements	168	185
	171	182
COMPREHENSIVE INCOME	$533	$501
NET INCOME PER EQUITY SHARE*
Basic	$0.56	$0.49
Diluted	$0.55	$0.49
DIVIDENDS DECLARED PER EQUITY SHARE*	$0.32	$0.595
TOTAL WEIGHTED AVERAGE EQUITYSHARES OUTSTANDING*
Basic	653	650
Diluted	656	654

*  Amounts reflect retrospective application of April 16, 2013, stock split.

1

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	March 31, 2013	December 31, 2012

ASSETS
Current assets
Cash and temporary investments, net	$22	$107
Accounts receivable	1,510	1,541
Income and other taxes receivable	27	25
Inventories	301	350
Prepaid expenses	257	178
Derivative assets	15	9
	2,132	2,210
Non-current assets
Property, plant and equipment, net	8,199	8,165
Intangible assets, net	6,178	6,181
Goodwill, net	3,723	3,702
Real estate joint venture	11	11
Other long-term assets	133	118
Investments	57	58
	18,301	18,235
	$20,433	$20,445

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$405	$402
Accounts payable and accrued liabilities	1,423	1,511
Income and other taxes payable	386	102
Dividends payable	209	208
Advance billings and customer deposits	720	703
Provisions	45	49
Current maturities of long-term debt	474	545
	3,662	3,520
Non-current liabilities
Provisions	225	222
Long-term debt	5,713	5,711
Other long-term liabilities	1,472	1,682
Deferred income taxes	1,366	1,624
	8,776	9,239
Liabilities	12,438	12,759
Owners’ equity
Common equity	7,995	7,686
	$20,433	$20,445

Commitments and Contingent Liabilities

2

condensed interim consolidated statements of cash flows	(unaudited)

	Three months
Periods ended March 31 (millions)	2013	2012
		(adjusted)
OPERATING ACTIVITIES
Net income	$362	$319
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	451	470
Deferred income taxes	(312)	(312)
Share-based compensation	12	7
Net employee defined benefit plans expense	26	27
Employer contributions to employee defined benefit plans	(36)	(116)
Other	(4)	10
Net change in non-cash operating working capital	230	358
Cash provided by operating activities	729	763
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(502)	(452)
Cash payments for acquisitions and related investments	(26)	(30)
Real estate joint venture advances and contributions	(4)	(15)
Proceeds on dispositions	—	4
Other	(4)	(21)
Cash used by investing activities	(536)	(514)
FINANCING ACTIVITIES
Dividends paid to holders of equity shares	(208)	(188)
Issuance and repayment of short-term borrowings	3	3
Long-term debt issued	580	1,350
Redemptions and repayment of long-term debt	(651)	(1,392)
Other	(2)	—
Cash used by financing activities	(278)	(227)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(85)	22
Cash and temporary investments, net, beginning of period	107	46
Cash and temporary investments, net, end of period	$22	$68
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(58)	$(62)
Interest received	$1	$7
Income taxes paid, net	$(148)	$(48)

3

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
March 31 (millions)	2013	2012	2013	2012	2013	2012	2013	2012
		(adjusted)		(adjusted)				(adjusted)
Operating revenues
External revenue	$1,472	$1,383	$1,284	$1,248	$—	$—	$2,756	$2,631
Intersegment revenue	12	10	41	41	(53)	(51)	—	—
	$1,484	$1,393	$1,325	$1,289	$(53)	$(51)	$2,756	$2,631
EBITDA(1)	$666	$620	$368	$361	$—	$—	$1,034	$981
CAPEX(2), excluding spectrum licences	$134	$151	$333	$290	$—	$—	$467	$441
EBITDA less CAPEX excluding spectrum licences	$532	$469	$35	$71	$—	$—	$567	$540

					Operating revenues (above)		$2,756	$2,631
					Goods and services purchased		1,154	1,116
					Employee benefits expense		568	534
					EBITDA (above)		1,034	981
					Depreciation		347	343
					Amortization		104	127
					Operating income		583	511
					Financing costs		96	86
					Income before income taxes		$487	$425

(1)         Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX)

4